Cathay Securities, Inc.

40 WALL ST. SUITE 3600

NEW YORK, NY 10005 USA

September 26, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C., 20549

Attn:       James Lopez

Todd Schiffman

Re:	Beta FinTech Holdings Limited
Registration Statement on Form F-1, as amended
Initially Filed on June 4, 2025
File No. 333-287759

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other underwriters, hereby join in the request by Beta FinTech Holdings Limited that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective at 5:00 p.m. ET on September 30, 2025, or as soon thereafter as is practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that the underwriters will distribute as many copies of the preliminary prospectus to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended.

Very Truly Yours, Cathay Securities, Inc.

By:	/s/ Shell Li
Name:	Shell Li
Title:	Chief Executive Officer, Head of Investment Banking

cc:	Fang Liu, Esq. of VCL Law LLP